UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June,2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date June 30,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

June 30, 2026
Medellin, Colombia

GRUPO CIBEST S.A. REPORTS COMPLETION OF THE SALE OF BANISTMO S.A.

Grupo Cibest S.A. (Grupo Cibest) reports that today the sale of Banistmo S.A. (Banistmo), initially announced to the market on December 18, 2025, has been completed.

As a result of the completion of the sale, Grupo Cibest transferred to Banco La Hipotecaria S.A. (La Hipotecaria), a subsidiary of Inversiones Cuscatlán Centroamérica S.A. (Inversiones Cuscatlán), 100% of the shares of Banistmo in exchange for the agreed and previously announced purchase price. The transaction price was paid with funds from La Hipotecaria and an international syndicated loan. As a result of the foregoing, Banistmo ceased to be a subsidiary of Grupo Cibest and is now wholly owned by the Inversiones Cuscatlán group.

Grupo Cibest reports that it has not entered into any agreements with Inversiones Cuscatlán in relation to the election of directors and other material corporate matters.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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